                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60443P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 23, 2006
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_| Rule 13d-1(b)
             |X| Rule 13d-1(c)
             |_| Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 60443P103
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         HealthCor Management, L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

   1     20-2893681
-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|

   2                                                                     (b) |X|
-------- -----------------------------------------------------------------------
         SEC USE ONLY

   3
-------- -----------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
   4
-------- -----------------------------------------------------------------------
                               SOLE VOTING POWER

                          5    0
                        ------ -------------------------------------------------
                               SHARED VOTING POWER

                          6    2,200,000
        NUMBER OF       ------ -------------------------------------------------
         SHARES                SOLE DISPOSITIVE POWER
      BENEFICIALLY
        OWNED BY          7    0
          EACH          ------ -------------------------------------------------
       REPORTING               SHARED DISPOSITIVE POWER
         PERSON
          WITH            8    2,200,000
-------- -----------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9     2,200,000
-------- -----------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          |_|
  10
-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     5.51%
-------- -----------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

  12     PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 60443P103
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         Arthur Cohen

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|

   2                                                                     (b) |X|
-------- -----------------------------------------------------------------------
         SEC USE ONLY

   3
-------- -----------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
-------- -----------------------------------------------------------------------
                               SOLE VOTING POWER

                          5    0
                        ------ -------------------------------------------------
                               SHARED VOTING POWER

                          6    2,200,000
        NUMBER OF       ------ -------------------------------------------------
         SHARES                SOLE DISPOSITIVE POWER
      BENEFICIALLY
        OWNED BY          7    0
          EACH          ------ -------------------------------------------------
       REPORTING               SHARED DISPOSITIVE POWER
         PERSON
          WITH            8    2,200,000
-------- -----------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9     2,200,000
-------- -----------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          |_|
  10
-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     5.51%
-------- -----------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP NO. 60443P103
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         Joseph Healey

   1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|_|

   2                                                                     (b) |X|
-------- -----------------------------------------------------------------------
         SEC USE ONLY

   3
-------- -----------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
-------- -----------------------------------------------------------------------
                               SOLE VOTING POWER

                          5    0
                        ------ -------------------------------------------------
                               SHARED VOTING POWER

                          6    2,200,000
        NUMBER OF       ------ -------------------------------------------------
         SHARES                SOLE DISPOSITIVE POWER
      BENEFICIALLY
        OWNED BY          7    0
          EACH          ------ -------------------------------------------------
       REPORTING               SHARED DISPOSITIVE POWER
         PERSON
          WITH            8    2,200,000
-------- -----------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   9     2,200,000
-------- -----------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          |_|
  10
-------- -----------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11     5.51%
-------- -----------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer: Minrad International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                        847 Main Street
                        Buffalo, New York

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  (i) HealthCor Management, L.P., a Delaware limited
                  partnership; Carnegie Hall Tower, 152 West 57th Street, 47th
                  Floor, New York, New York 10019;

                  (ii) Joseph Healey; Carnegie Hall Tower, 152 West 57th Street,
                  47th Floor, New York, New York 10019; and

                  (iii) Arthur Cohen, 12 South Main Street, #203 Norwalk, CT
                  06854. Both Mr. Healey and Mr. Cohen are United States
                  citizens.

Item 2(d).        Title of Class of Securities:  common stock, par value $0.01 per share (the "Common Stock")

Item 2(e).        CUSIP Number: 60443P103

Item 3.           Not Applicable.

Item 4.           Ownership.

            HealthCor Management, L.P. is the investment manager to certain accounts which hold the Common Stock reported herein and by virtue of such status may be deemed to be the beneficial owner of 2,200,000 shares of Common
Stock of the Issuer. Arthur Cohen and Joseph Healey, the Managers of HealthCor
Associates, LLC, the general partner of HealthCor Management, L.P., have voting and investment power with respect to the Common Stock reported herein, and therefore may be deemed to be the beneficial owner of such Common Stock.

            1. HealthCor Management, L.P.

                  (a) Amount beneficially owned: 2,200,000 shares.

                  (b)   Percent of class: 5.51%. The percentage of Common Stock
                        reported as beneficially owned is based upon 39,914,119
                        total shares which will be outstanding following the
                        completion of an offering of the Issuer's Common Stock
                        as reported by the Issuer in a Final Prospectus filed
                        pursuant to Rule 424(b)(1) on May 24, 2006.

                  (c)   Number of shares as to which such person has:

                        (i)    Sole power to vote or to direct the vote: 0

                        (ii)   Shared power to vote or to direct the vote:
                               2,200,000 shares.

                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0

                        (iv)   Shared power to dispose or to direct the
                               disposition of: 2,200,000 shares.

            2. Joseph Healey

                  (a) Amount beneficially owned: 2,200,000 shares.

                  (b) Percent of class: 5.51% (determined as set forth in
                      paragraph 1(b) of this Item 4)

                  (c) Number of shares as to which such person has:

                        (i)    Sole power to vote or to direct the vote: 0

                        (ii)   Shared power to vote or to direct the vote:
                               2,200,000 shares.

                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0

                        (iv)   Shared power to dispose or to direct the
                               disposition of: 2,200,000 shares.

            3. Arthur Cohen

                  (a) Amount beneficially owned: 2,200,000 shares.

                  (b) Percent of class: 5.51% (determined as set forth in
                      paragraph 1(b) of this Item 4)

                  (c) Number of shares as to which such person has:

                        (i)    Sole power to vote or to direct the vote: 0

                        (ii)   Shared power to vote or to direct the vote:
                               2,200,000 shares.

                        (iii)  Sole power to dispose or to direct the
                               disposition of: 0

                        (iv)   Shared power to dispose or to direct the
                               disposition of: 2,200,000 shares.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The Common Stock reported herein is held by certain accounts managed by HealthCor Management, L.P. in a fiduciary or
            representative capacity. Accordingly, persons other than the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities; however, no such person has an interest that relates to more than five percent of the class.

Item 7.     Identification  and  Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company or
            Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 2, 2006

                                      HEALTHCOR MANAGEMENT, L.P.

                                      By: HealthCor Associates, LLC, general
                                          partner of HealthCor Management, L.P.

                                          By: /s/ Arthur Cohen
                                              ---------------------------------
                                          Name: Arthur Cohen
                                          Title: Manager

                                          By: /s/ Joseph Healey
                                              ---------------------------------
                                          Name: Joseph Healey
                                          Title: Manager

                                      /s/ Joseph Healey
                                      -----------------------------------------
                                      JOSEPH HEALEY, Individually

                                      /s/ Arthur Cohen
                                      -----------------------------------------
                                      ARTHUR COHEN, Individually